Exhibit 12.1

Kohl’s Corporation

Ratio of Earnings to Fixed Charges

($000s)

	26 Weeks Ended		Fiscal Year (1)
	August 2,	August 3,
	2003	2002	2002	2001	2000	1999	1998
Earnings
Income before income taxes	$358,746	$371,398	$1,034,374	$799,864	$605,114	$421,112	$316,749
Fixed charges	99,822	75,980	161,091	142,244	116,753	82,835	63,135
Less interest capitalized during period	(4,173)	(4,993)	(9,820)	(6,929)	(3,478)	(4,405)	(1,878)

	$454,395	$442,385	$1,185,645	$935,179	$718,389	$499,542	$378,006

Fixed Charges
Interest (expensed or capitalized)	$40,327	$31,833	$68,298	$63,506	$52,305	$33,813	$24,550

Portion of rent expense representative of interest	52,874	43,732	91,822	77,964	63,943	48,769	38,385

Amortization of deferred financing fees	6,621	415	971	774	505	253	200

	$99,822	$75,980	$161,091	$142,244	$116,753	$82,835	$63,135

Ratio of earnings to fixed charges	4.55	5.82	7.36	6.57	6.15	6.03	5.99

(1)	Fiscal 2002, 2001, 1999 and 1998 were 52 week years and fiscal 2000 was a 53 week year.